437 Madison Avenue

New York, New York 10022-7001

(212) 940-3000

Fax: (212) 940-3111

Jennifer C. Kurtis

Direct Dial: (212) 940-3779

Direct Fax: (866) 262-5177

E-Mail: jkurtis@nixonpeabody.com

October 13, 2009

BY EDGAR AND HAND DELIVERY

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Addus HomeCare Corporation
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-160634

Dear Mr. Reynolds:

This letter is submitted on behalf of Addus HomeCare Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 4 (“Amendment No. 4”) to the Company’s registration statement on Form S-1 (File No. 333-160634) (the “Registration Statement”), as set forth in your letter to Mark S. Heaney dated October 9, 2009. We are filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) in response to such comments. We have included with this letter two copies of such filing, one of which has been marked to show changes from the Registration Statement as filed on October 2, 2009.

For reference purposes, the text of each comment contained in your letter dated October 9, 2009 has been reproduced herein, followed by the Company’s response. All references to page numbers in the text of this letter refer to pages in Amendment No. 5, as marked to show changes from Amendment No. 4 as filed on October 2, 2009.

General

1.	It appears that the maximum aggregate offering price calculated using the maximum offering price and the amount of securities being registered, including the over-allotment, results in a maximum aggregate offering price of $74.75 million, rather than the $69 million included in the fee table in the initial registration statement. Please revise the fee table to reflect the maximum aggregate offering price. We direct your attention to Rule 457(o) of Regulation C.

RESPONSE: The fee table has been revised to reflect a maximum aggregate offering price of $74,750,000, reflecting the maximum offering price of $13.00 per share and the maximum number of securities being registered, including shares that the underwriters have the option to purchase to cover over-allotments. The Company paid the balance of the registration fee on October 6, 2009.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 7 and Unaudited Pro Forma Financial Information, page 38

2.	We note your disclosure that your pro forma statements of income for the fiscal year ended December 31, 2008 and the six months ended June 30, 2009 gives effect to your borrowings under your new credit facility of $18.8 million and repayment of existing credit facility of $58.8 million. However your pro forma consolidated balance sheet data as of June 30, 2009 give effect to borrowings under the new credit facility of $26.6 million and repayment of existing facility of $60.1 million. While there appears to be some disclosure related to the difference in Note 4, a clear reconciliation of the difference would aid an investor in understanding this difference.

RESPONSE: The disclosure in Note (5) has been expanded to explain the differences in the pro forma statements of income and the pro forma balance sheet based on the date on which the transactions are given effect. See pages 44-45.

Unaudited Pro Forma Financial Information, page 38

3.	We note your disclosure that the pro forma financial statements include the elimination of fees payable to your affiliate Eos Funds under the management consulting agreement. Please (i) reconcile this disclosure with your disclosures on page 42, (ii) show us where these fees are provided for in your pro forma adjustments, (iii) disclose the nature of the management fees and the services provided and (iv) demonstrate to us how the elimination of these fees are appropriate under Article 11 of Regulation S-X.

RESPONSE: The disclosure has been revised by adding a new Note (2) to clarify that the adjustment for management fees paid to Eos Management, Inc., an affiliate of the Eos Funds (“Eos Management”), is reflected in the line item “General and administrative expenses.” See page 43. The disclosure has been modified to state that, under the Management Consulting Agreement between Eos Management and Addus HealthCare, Inc. (“Addus HealthCare”), Eos Management serves as Addus

HealthCare’s consultant with respect to proposed financial transactions, acquisitions and other senior management matters related to the business, administration and policies of Addus HealthCare. In exchange for such services, Eos Management is paid aggregate annual management fees of up to $350,000 and is entitled to be reimbursed for its expenses. See page 43.

The Company believes that the elimination of these fees in the pro forma adjustment is appropriate under Article 11 of Regulation S-X. The Management Consulting Agreement is only being terminated because of the offering and would continue if not for the offering, and thus the adjustment is directly attributable to the transaction. Because the Management Consulting Agreement will be terminated in connection with the offering, no additional management fees will be paid after the completion of the offering, and the adjustment will therefore have a continuing effect. Subsequent to the termination of the Management Consulting Agreement, the services previously provided by Eos Management under the Management Consulting Agreement will be performed by Company management at no incremental cost. Furthermore, the elimination of these fees after the transaction is factually supportable, as the Company and Eos Management have entered into a binding Termination Agreement, filed as Exhibit 10.9(b) to the Registration Statement, that provides for the termination of the Management Consulting Agreement immediately prior to the consummation of the offering.

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2009, page 39

4.	We note the adjustments you made to additional paid in capital of $82,007 and elimination of retained earnings of $7,913. Please revise your disclosures on page 42 to clarify how these adjustments were determined (i.e. a reconciliation).

RESPONSE: The disclosure has been revised to provide in Note (4) a reconciliation to clarify how the adjustments to additional paid-in capital and elimination of retained earnings were determined. See page 44.

Notes to Unaudited Pro Forma Financial Information, page 42

5.	Please revise to disclose in detail the adjustments relating to elimination of general and administrative expenses $(350) and $(176), respectively, in the unaudited pro forma consolidated statements of income for the calendar year ended December 31, 2008 on page 40 and the unaudited pro forma consolidated statements of income for the six months ended June 30, 2009 on page 41.

RESPONSE: The entire amounts of the general and administrative adjustments for the year ended 2008 of $(350,000) and the six months ended June 30, 2009 of $(176,000) are comprised of the management fees that were paid to Eos Management in those periods pursuant to the Management Consulting Agreement. The disclosure has been revised by adding a new Note (2) to clarify this. See page 43. The Company believes that these amounts are appropriate adjustments for the pro forma financial information, as the elimination of such fees is directly attributable to the transaction, is expected to have a continuing impact and is factually supportable. See the Company’s response to Comment 3 above.

6.	We note your disclosure in Note 1(c) that you have recorded approximately $10.8 Million of goodwill relating to the contingent payment. However, the contingent agreement as disclosed on page 121, indicate the contingent payment should be $10 Million, with any additional amount attributed to interest. Please reconcile this apparent inconsistency and revise your disclosures as appropriate.

Page 42 discloses that as of June 30, 2009, a payment of $12.4 million has been reflected in the pro forma financial statements with approximately $10.8 million recorded to goodwill and $1.6 million recorded as interest expense. Page 42 has been revised to disclose that of the $10.8 million recorded to goodwill, $0.8 million has been allocated to goodwill in respect of the accruing portion of the contingent payment obligation. In the Company’s analysis of the accruing portion of the contingent payment of $2.4 million, it used prevailing interest rates for such transactions to determine the allocation of the $1.6 million to interest with the residual, or $0.8 million, allocated to goodwill. The disclosure on page 123 has been revised to state that, pursuant to the contingent payment agreement, on the closing date of the offering, the contingent payment recipients will be entitled to receive an aggregate amount equal to $12.4 million.

7.	We note various adjustments totaling $5,341 (Note 3) which appear to be charged to additional paid-in capital. Please tell us why you believe such a charge is appropriate and why such amounts should not be charged to retained earnings.

RESPONSE: The various adjustments totaling $5,341 in Note 3 (now Note 4) on page 44 were all charged to retained earnings and consist of the following:

Retained Earnings
(in thousands)
Interest portion of the contingent payments due to certain directors, officers and other existing stockholders	(1,585)
Write-off of unamortized debt issuance costs	(1,006)
Payment to the Chairman of Addus HealthCare pursuant to his separation and general release agreement	(1,250)
Payment to the Eos Funds or their designee(s) of a one-time consent fee in connection with this offering	(1,500)

$(5,341)

In addition, the components of the adjustment to additional paid-in-capital have been added to Note 4 as noted in response to Comment 4 above. See page 44.

8.	We note various adjustments to interest expense under Note 4. Please provide us your analysis supporting such amounts.

RESPONSE: Attached as Exhibit A is a supplemental schedule that includes a detailed analysis of the various adjustments to interest expense.

9.	Please disclose the interest rate of the new credit facility and, if applicable, how the interest rate can vary. Further, please disclose the effect on income of a 1/8 percent variance in interest rates.

RESPONSE: The disclosure has been revised to state that interest on the amounts outstanding under the Company’s new credit facility is expected to be payable either at a floating rate equal to the 30-day LIBOR, calculated on the basis of a 360-day year and actual days elapsed, plus an applicable margin of 460 basis points or the LIBOR rate for any interest period plus a margin of 460 basis points based on the term period. See page 45. The disclosure at the end of Note (5) has been revised to disclose that a 1/8 percent or 0.125% increase or decrease in interest rates would increase or decrease interest expense by approximately $0.2 million for the year ended December 31, 2008 and by approximately $0.1 million for the six months ended June 30, 2009, assuming outstanding borrowings of $18.8 million.

10.	It does not appear that the elimination of your interest rate agreement in Note 4(iii) is directly attributable to the transaction nor is it factually supportable. Please note that infrequent or non-recurring charges should not be eliminated in the preparation of your pro forma income statements. Refer to Article 11 of Regulation S-X for further guidance. Please revise or advise.

RESPONSE: The disclosure in Note (5) has been revised to remove the adjustment relating to the elimination of the Company’s interest rate agreement. This resulted in the $991,000 and $138,000 interest expense pro forma adjustments related to the interest agreement previously noted in Note 5 on pages 44-45 being eliminated from the table in Note 5. The pro forma financial statements have been revised to give effect to this revision. See pages 44-45.

11.	We note your pro forma adjustments to income tax expense to the unaudited pro forma consolidated statements of income for the year ended December 31, 2008 and for the six-months ended June 30, 2009. Considering that your adjustments increase your effective income tax rate for each period, please disclose the facts and circumstances in a sufficiently detailed manner to clearly explain the assumptions involved in arriving at your pro forma adjustments.

RESPONSE: The disclosure has been revised by adding a new Note (6) to state that pro forma adjustments to income tax expense for the year ended December 31, 2008 and the six months ended June 30, 2009 were calculated using the combined net federal, state and local statutory tax rates of 38.3%. The overall increase in the Company’s pro forma effective income tax rate is principally impacted by the net jobs tax credit (“JTC”), which does not fluctuate with the change in pre-tax income, as the JTC is calculated using eligible wages of employees who qualify for the credit. See page 45.

Principal Stockholders, page 124

12.	We note that the beneficial ownership table does not include common stock or options that will be issued immediately following the date of the prospectus. Please explain why such stock and options are not reflected in the beneficial ownership table pursuant to Item 403 of Regulation S-1, which refers to Rule 13d-3(d)(1) of the Exchange Act.

RESPONSE: The options that will be granted immediately following the date of the prospectus will not be exercisable within 60 days. Accordingly, such options have not been included in the beneficial ownership table, and an explanation to such effect has been added on page 127. The restricted shares of common stock that will be granted immediately following the date of the prospectus have been included in the beneficial ownership table. See pages 126-127. Such shares will vest equally over a three-year period beginning on the date of grant.

* * * * *

Thank you for your assistance regarding this matter. Please contact Lloyd H. Spencer at (202) 585-8303 or the undersigned at (212) 940-3779 with any further comments or questions you may have.

Sincerely,

/s/ JENNIFER C. KURTIS

Jennifer C. Kurtis

cc:	Mr. Bill Kearns
Mr. Raj Rajan
Edwin S. Kim, Esq.
Pamela Howell, Esq.
Mr. Mark S. Heaney
Mr. Francis J. Leonard
Mr. Mark L. First
Mr. Simon A. Bachleda
Colin J. Diamond, Esq.
Dominick P. DeChiara, Esq.
Lloyd H. Spencer, Esq.

EXHIBIT A

ADDUS HOMECARE CORPORATION

Pro Forma Interest Expense Adjustments

For Year-Ended Dec. 31, 2008 and Six-Months Ended June 30, 2009

Interest Expense Summary for year-ended 12/31/2008:	Historical, Actual as reported	Pro Forma Interest Expense	Notes	Pro Forma Adjustment	Comments
Dividend Notes	$—	$72,021	A	$(72,021)	Interest on new dividend notes
Existing Credit Facility	3,844,686	—		3,844,686	Elimination of historical interest expense on existing credit facility
Term Debt/ New Fifth Third Credit Facility	—	1,509,000	B	(1,509,000)	Interest on borrowings under new credit facility
Debt issuance amortization	482,639	90,000	C	392,639	Difference in amortization of debt issuance costs
Mark-to-market Interest- Interest Rate Agreement	990,792	990,792		—	No change, remains the same for pro forma
Bank Fees for Existing Credit Facility	349,492	349,492		—	No change, remains the same for pro forma
Other	2,038	2,038		—	No change, remains the same for pro forma
Subordinated note interest	136,500	136,500		—	No change, remains the same for pro forma

Total Interest Expense	$5,806,147	$3,149,843		$2,656,304

Interest Expense Summary for YTD 6-30-2009	Historical, Actual as reported	Pro Forma Interest Expense	Notes	Pro Forma Adjustment	Comments
Dividend Notes	$—	$19,390	A	$(19,390)	Interest on new dividend notes
Existing Credit Facility	1,429,092	—		1,429,092	Elimination of historical interest expense on existing credit facility
Term Debt/ New Fifth Third Credit Facility	—	692,693	B	(692,693)	Interest on borrowings under new credit facility
Debt issuance amortization	353,664	45,000	C	308,664	Difference in amortization of debt issuance costs
Mark-to-market Interest- Interest Rate Agreement	137,777	137,777		—	No change, remains the same for pro forma
Bank Fees for Existing Credit Facility	169,070	169,070		—	No change, remains the same for pro forma
Subordinated note interest	90,275	90,275		—	No change, remains the same for pro forma

Total Interest Expense	$2,179,878	$1,154,205		$1,025,673

NOTES: A. Interest Expense on Dividend Notes
		Pro Forma
	As of 6/30/09	As of 1/1/2008
Accrued and unpaid dividends on series A preferred stock	$11,506,000	$4,952,000
Less: Dividend paid to Freeport Loan Fund LLC (not participating in Dividend Note)	(152,397)	(65,589)

	11,353,603	4,886,411
Initial Payment on Dividend Notes at consummation of IPO	(4,000,000)	(4,000,000)

Remaining Dividend Note balance after IPO	$7,353,603	$886,411

Interest rate assumed on Eos Funds Dividend Notes	10.00%	10.00%

Note: On a pro forma basis, the interest expense on the Dividend Notes is calculated on the accrued dividend balance as of 1/1/2008, of $886,411.

	Principal	Quarterly Payment		Ending Balance
Quarter Beginning		Principal	Interest
1/1/2008	$886,411	$110,801	$22,160	$775,609
4/1/2008	$775,609	$110,801	$19,390	$664,808
7/1/2008	$664,808	$110,801	$16,620	$554,007
10/1/2008	$554,007	$110,801	$13,850	$443,205
1/1/2009	$443,205	$110,801	$11,080	$332,404
4/1/2009	$332,404	$110,801	$8,310	$221,603
7/1/2009	$221,603	$110,801	$5,540	$110,801
10/1/2009	$110,801	$110,801	$2,770	$—

Total interest expense for full year 2008			$72,021

Total interest expense for June 30, 2009 YTD			$19,390

ADDUS HOMECARE CORPORATION

Pro Forma Interest Expense Adjustments

For Year-Ended Dec. 31, 2008 and Six-Months Ended June 30, 2009

B. Interest Expense on new Credit Facility

	Interest Rates on Existing Credit Facility-Term Loan based on LIBOR				Incremental Rate
	Credit Facility Balances-Term Loan	Credit Facility related Quarterly interest Expense	Effective Rate based on Average Debt Balances	Annualized Rate	Diff in new Rate (NOTE A)	New Rate based on LIBOR plus new terms (NOTE A)
12/31/2007	$50,060,000
3/31/2008	$48,920,000	976,084	1.972%
6/30/2008	$52,928,000	876,714	1.722%
9/30/2008	$52,231,000	884,386	1.682%
12/31/2008	$53,368,500	875,931	1.659%	7.035%	0.60%	7.635%
3/31/2009	$51,706,000	616,019	1.173%	4.765%	0.60%	5.365%
6/30/2009	$50,043,500	628,488	1.210%

Note A: The Company’s interest rate on the existing Credit Facility is based on LIBOR + 400 basis points. Under the current commitment letter with the bank in respect of the new credit facility, the interest rate will be based on LIBOR + 460 basis points. The pro forma financial statements reflect the interest rate based on the new credit facility terms but use the LIBOR rates in effect during each respective period. For the calculation, the Company took the effective interest rates on an actual basis and added the additional 60 basis points to derive interest rates used on a pro forma basis.

	12/31/2007	12/31/2008	6/30/2009
Existing Credit Facility Term Loan balance	$50,060,000	$53,368,500	$50,043,500

IPO proceeds used for debt pay-down (assumes IPO on 1/1/2008)	(34,998,000)	(34,998,000)	(34,998,000)

Revised Term Loan balances under new Credit Facility (refinanced debt)	15,062,000	18,370,500	15,045,500
Interest Rates		7.635%	5.365%

Term Loan portion of interest on Credit Facility based on new rates (based on avg. balances)		$1,276,263	$448,198

Revolver balance at 1/1/08 and interest recorded on revolver (not paid down with IPO proceeds in pro forma model). Interest is based on actual historical amounts due to revolver portion of Credit Facility not being paid down.	3,787,000	232,737	244,495

Total pro forma interest assumed on new Credit Facility	$18,849,000	$1,509,000	$692,693

C. Pro Forma adjustment for amortization of debt issuance costs

Amortization of Fifth Third debt issuance costs:

Total issuance costs - estimated	$450,000
New Credit Facility Term - months	60

Revised monthly debt cost amortization	$7,500

	Year 2008	Six Months 6-30-09
Pro Forma	$90,000	$45,000
Historical	482,639	353,664

Pro Forma Adj.	$(392,639)	$(308,664)